Exhibit 2


              [Letterhead The Danner Company International Plaza]
                             2 International Drive
                                   Suite 510
                          Nashville, Tennessee 37217



March 29, 1995



Board of Directors
Shoney's Inc.
1727 Elm Hill Pike
Nashville, TN  37210

Dear Members of the Board of Directors of Shoney's Inc.:

In my letter of March 28, 1995, one of the conditions of my return to Shoney's was that the Board of Directors eliminate all of its Board and Committee compensation. I would like to clarify my position in respect to this matter. Once we have established our team, and the respective committees for the Company, we will then meet and decide upon compensation that is fair for the Company and the Directors. I however still stand by my offer of $1.00 per year total cash compensation (including Board and Committee fees).

Also, I would like to clarify my reasons for volunteering for service to the Company. Over the years, a number of people, including your friends and mine, have invested a substantial amount of their future in Shoney's. My interest is to restore the patterns of success that have been lost so as to rebuild the value of their investment. I sincerely hope that you have the same objectives and that you will join and support me in this effort. I look forward to hearing from you.


Sincerely,


Raymond L. Danner